NEXSTAR BROADCASTING GROUP, INC.

5215 North O’Connor Boulevard

Suite 1400

Irving, Texas 75039

November 21, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel
Mr. Jonathan Groff

Re:	Nexstar Broadcasting Group, Inc.
Registration Statement on Form S-3
File No. 333-184743

Nexstar Broadcasting, Inc.
Registration Statement on Form S-3
File No. 333-184743-01

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Nexstar Broadcasting Group, Inc. and Nexstar Broadcasting, Inc. (the “Registrants”) hereby request acceleration of the effective date of their Registration Statement on Form S-3 (File Nos. 333-184743 and 333-184743-01), as amended (the “Registration Statement”), to 12:00 p.m. Eastern Time, on Monday, November 26, 2012 or as soon thereafter as practicable. The Registrants hereby acknowledge their responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Registrants acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jason Zachary of Kirkland & Ellis LLP, special counsel to the Registrants, at (212) 446-4844, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

NEXSTAR BROADCASTING GROUP, INC.

By:	/s/ Thomas E. Carter
Name:	Thomas E. Carter
Title:	Executive Vice President Finance and Chief Financial Officer

NEXSTAR BROADCASTING, INC.

By:	/s/ Thomas E. Carter
Name:	Thomas E. Carter
Title:	Executive Vice President Finance and Chief Financial Officer

cc:	Jason K. Zachary

Kirkland & Ellis LLP